TEN HOLDINGS, INC.

September 6, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed
Taylor Beech
Scott Stringer
Rufus Decker

Re:	TEN Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted July 25, 2024
CIK No. 0002030954

Ladies and Gentlemen:

This letter is in response to the letter dated August 21, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to TEN Holdings, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form S-1 (the “Amendment No. 1”) is being submitted confidentially to accompany this letter.

Cover Page

1. Where you discuss your status as a controlled company here and in the risk factor at page 27, revise to explain that V-Cube, Inc. is a foreign exchange-traded entity and acknowledge overlapping director and officer relationships. Additionally, revise the risk factor heading at page 27 stating that you “may follow certain exemptions from certain corporate governance requirements” for consistency with disclosure elsewhere that you will rely on certain exemptions. Add discussion of your controlling stockholder and “controlled company” listing standard exemptions in the prospectus summary as well.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page and throughout Amendment No. 1 accordingly.

Prospectus Summary

Business Overview, page 6

2. Disclose in the prospectus summary that your independent auditor has included a going concern qualification in its report on your financial statements, and discuss the aspects of your financial condition leading to such qualification.

Response: In response to the Staff’s comments, we have revised our disclosure on page 6 of Amendment No. 1 accordingly.

Use of Proceeds, page 30

3. We note your statement that, “If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.” Because you may only reserve the right to change the use of proceeds if such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated, please provide additional specificity or revise this statement accordingly. Refer to Instruction 7 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 29 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows and Liquidity, page 39

4. Given your indication that you plan to finance operations through “borrowing from [y]our principal stockholder” if additional capital resources are needed in the short term, please disclose whether there are any contractual or otherwise concrete arrangements with respect to such financing. In this regard, we note that your current related party borrowings are characterized as due within less than one year at page 40 and that one of the stated uses of proceeds of the offering is to prepay such debt. To the extent there is no formal agreement pursuant to which your principal stockholder has agreed to provide financing, state as much. Make conforming revisions where you discuss the potential need for additional financing in the risk factor at page 18.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 15, 18 and 38 of Amendment No. 1 accordingly.

Business, page 44

5. We note your disclosure regarding the “significant increase in usage of [y]our platform and services during the COVID-19 pandemic,” and the reduction of usage following the pandemic. Please revise where appropriate throughout your business disclosure and the remainder of the prospectus to provide more detailed and quantified information about the impact of the pandemic on your historical results of operations and performance metrics. For example, quantify the “surge in revenue...for virtual events during the COVID-19 era” mentioned at page 44, and at page 46, clarify how many of the “approximately 3,000 events” that you have supported occurred during the pandemic. Lastly, where you discuss the webcasting industry at page 44, please elaborate on why you “expect that the demand for webcasting services will grow” when you disclose elsewhere that demand for your services supporting virtual and hybrid events has fallen in the post-COVID-19 environment.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 43 and 51 of and throughout Amendment No. 1 accordingly.

Our Customers, page 47

6. Please provide additional information regarding the number of customers you have and your arrangements with such customers, including whether you typically enter into long-term agreements or are engaged on an event-by-event basis. Clarify whether the “top ten customers” you reference are leading in terms of revenues or some other metric. Additionally, we note your disclosure regarding the customer that accounted for 51.1% of revenues in fiscal 2023, including that “losing [such] significant customer could adversely affect [y]our revenue and profitability” and that “if they were to cancel their agreement...it may have an outsized effect on [y]our revenue, cash and profitability.” Please revise to disclose the material terms of your agreement with this customer, and file the agreement as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 47 of Amendment No. 1 accordingly.

Our Suppliers, page 48

7. Elaborate on the role of third party service providers in your business model and the extent to which you rely on them to provide core services to customers. In this regard, we note that a number of additional third parties upon which you rely and/or with which you do business, such as hardware providers, healthcare organizations, and marketing and advertising agencies, are mentioned elsewhere in the prospectus. Explain the frequency with which you “engage subcontractors for delivering events,” as mentioned at page 42, and disclose the service that the supplier accounting for 27.2% of your total purchases in fiscal 2023 provides.

Response: In response to the Staff’s comments, we have revised our disclosure on page 47 of Amendment No. 1 accordingly.

Growth Strategies, page 48

8. Please revise to disclose the anticipated timing of and costs associated with each of your growth strategies, as we note that this information is provided for some but not all of the strategies identified in this section. Make conforming revisions where you discuss these plans and initiatives elsewhere, such as in the risk factors regarding incorporation of artificial intelligence technologies into your platform and expansion into Latin America and the Middle East at pages 13 and 18, respectively.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 13, 47 and 48 of Amendment No. 1 accordingly.

Corporate History and Structure, page 55

9. Please provide additional context on the background of your business by disclosing when you began operations and whether such operations were conducted under the name “Xyvid, Inc.” until June 2021. Additionally, explain how the 90 shares of common stock in TEN Holdings, Inc. issued to V-Cube, Inc. in July 2024 came to be the 50,000,000 shares of common stock shown as owned by V-Cube, Inc. at page 60. If such increase is due to a stock split, please note that all amendments to the registrant’s certificate of incorporation must be filed pursuant to Item 601(b)(3)(i) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 54 of Amendment No. 1 accordingly. We will file our plan of reorganization as Exhibit 2.1 in subsequent amendments.

Executive and Director Compensation, page 59

10. We note your disclosure that the registrant “plans to enter into employment agreements with each of the named executive officers prior to…effectiveness of the registration statement,” but also that the named executive officers have currently effective employment agreements with your subsidiary. Please add disclosure of the material terms of the employment agreements between the identified officers and the holding company registrant, once known, and clarify whether such agreements will supersede the officers’ current agreements with TEN Events, Inc.

Response: In response to the Staff’s comments, we have revised our disclosure on page 58 of Amendment No. 1 accordingly.

Related Party Transactions, page 61

11. Please explain the basis on which Wizlearn Technologies Pte. Ltd. is an affiliate of the company, and disclose the “immediate family member of Dave Kovalcik” that controls GHDLCK, LLC. Refer to Items 404(d) and 404(a)(1) of Regulation S-K. Disclose the maturity of the loans from V-Cube, Inc. and Wizlearn Technologies Pte. Ltd. and the material terms of the lease agreement with GHDLCK, LLC. To the extent required by Item 601(b)(10)(ii)(A) of Regulation S-K, file the related party agreements disclosed in this section as exhibits to the registration statement or tell us why you are not required to do so.

Response: In response to the Staff’s comments, we have revised our disclosure on page 60 of Amendment No. 1 accordingly. We will file the related party agreements disclosed in this section as exhibits in subsequent amendments.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Intangible Assets, Net, page F-11

12. You reference ASC 985-20, which applies to costs to internally develop and produce, or to purchase, software intended to sell, lease or otherwise market externally. However, your references to application development stage and postimplementation stage are terms often associated with ASC 350-40, Internal-Use Software. Please clarify whether you intend to sell, lease or otherwise market your software externally and whether you are applying ASC 985-20 or ASC 350-40. Revise as necessary.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 43 and F-11 of Amendment No. 1 accordingly.

Cost of Revenue, page F-12

13. Your intangible assets accounting policy disclosure on page F-11 indicates that amortization of capitalized software is recorded in cost of revenue. If true, please revise your cost of revenue accounting policy to clarify it includes amortization of capitalized software. Please also provide us with the amount of amortization expense included in cost of revenue.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 43 and F-11 of Amendment No. 1 accordingly.

14. You disclose on page 37 that selling, general and administrative expenses include computer and software costs. Please explain the nature of these costs and how you differentiate these costs from cost of revenue. Additionally, you derive your revenues from producing and delivering events supported by your Xyvid Pro Platform. Please explain if cost of revenue includes any additional technology costs including costs to develop, maintain, enhance or host your platform. If not, also tell us why not.

Response: In response to the Staff’s comments, we respectfully advise and explain as follows:

Nature of Computer and Software (C&S) Costs detail by vendor – %’s relative to amount of 2023 P&L spend from that respective vendor.

●	Cloud Hosting Platform (71%) - Service that is essential for our platform’s accessibility. This includes supporting administrators in preparing for upcoming shows, attendees registering or watching past events, and running live shows.

●	Content Delivery Network (10%) - Service that supports streaming activity on our platform.

●	Software Licenses, Internet expenses (10%) - Includes Microsoft 365 licenses, Adobe licenses, and internet expenses.

●	Signal Acquisition (10%) - Connects to a webcam in a browser so people can easily present. This was a two-year contract that expired in February 2024. We no longer use this service.

Differentiation between COGS and SG&A for C&S Costs

●	Nature of the Expense: C&S costs are associated with maintaining a company’s platform infrastructure rather than directly producing or delivering events. COGS typically includes expenses directly tied to event production including subcontractor labor, third party studio rentals, closed captioning, transcription and accreditation services (for CPE).

●	Operational vs. Production Costs: SGA expenses encompass costs related to the overall operation of the business, including administrative functions, marketing, and other overheads. C&S costs fall into this category as they support functionality and useability of the platform but are not directly tied to production and event delivery.

●	Indirect Relationship to Revenue: While C&S costs support the business’s ability to operate and provide services, they are not fully variable with sales volume. COGS often includes expenses that have significant variability with the level of production or sales. (i.e. significant variability explained as little to no cost without revenue”). These costs still exist in an environment where there are no events being produced or delivered.

Accounting treatment

The Company has reviewed publicly filed documents for many “SaaS” companies and notes that there is a pattern of putting similar C&S costs (as described within this document) to cost of revenue. The Company could not find any comparable public companies that provided tech enabled services in the same way that the Company does.

That said, there are stark differences between a SaaS model and the Company’s tech enabled service model with respect to how revenue is generated and the “product is being delivered”.

SaaS Model – Revenue is generated from selling a subscription service plan for the use of a piece of software. The software is effectively being leased and all the underlying costs to use the software (like C&S costs) are directly involved in delivering a usable, “off the shelf” software product. In this case, a piece of software is being delivered and the operating costs of the piece of software should be considered cost of revenue.

SAAS COGS (Software): Hosting fees, platform related expenses, amortization of the intangible software asset, etc.

Company Tech Enabled Service Model – Revenue is generated from delivering hybrid/virtual events for customers. The virtual/hybrid event “production” process is creating value and generating revenue in this case, not a piece of software on a standalone basis. The variable costs (COGS) are associated with a production process and different than with a standalone software process.

Tech Enabled Service (Production) COGS: Subcontractor labor, third party studio rentals, closed captioning, transcription services and accreditation services (for CPE courses).

Development Costs – COGS or SG&A

●	The Company delivers an event and creates revenue through event production and not through the delivery of an “off the shelf” piece of software. As such, the Company believe the costs associated with developing, maintaining and enhancing the Xyivd Pro Platform are a part of business operations and indirect to the production process and delivery of an event.

A helpful example to clarify:

In the context of a production environment like a restaurant, you have two types of costs:

●	Costs of ingredients and cooking – These include the direct costs of making each dish. Each cost is directly tied to each meal and the cost would effectively be zero without having demand for meals. As such, these costs would fall into the COGS bucket (similar to event production COGS as described above).

●	Cost of the kitchen equipment and appliances – These indirect costs are more about maintaining the overall efficiency of the kitchen and supporting the cooking process, rather than being tied to each meal. As such, these costs would fall into the SG&A bucket (similar to development and C&S costs as described above).

General

15. Please add where appropriate in the prospectus, including in a standalone section in the prospectus summary, additional detail regarding your relationship with parent company V-Cube, Inc. and whether and how such relationship is expected to change following the offering. Disclose the extent to which you have relied and/or expect to continue to rely upon V-Cube, Inc. for financing and other resources, and highlight overlapping director and officer relationships and any resulting conflicts of interest. In this regard, we note that your corporate website identified at page 7 states that, as a “V-cube company,” you “leverage V-cube’s immense talents and resources all over the world.” If any agreements have been or will be entered into with V-Cube, Inc. in connection with the offering, describe their material terms.

Response: In response to the Staff’s comments, we have revised our disclosure throughout Amendment No. 1 accordingly.

16. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Randolph Wilson Jones III
Name:	Randolph Wilson Jones III
Title:	President and CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC